

January 31, 2012

<u>Via E-mail</u>

Mr. Mark S. Elliott
Chief Executive Officer
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

      Re: **Premier Alliance Group, Inc.**
             Form 8-K, Item 4.02
             Filed January 20, 2012
             File No. 000-50502

Dear Mr. Elliot:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant